Exhibit 99.1

Ballard Signs Agreement for Sale of Methanol Telecom Backup Power Business For Up To $6.1M

VANCOUVER, CANADA and TAIPEI, TAIWAN, May 17, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it has entered into a definitive agreement to sell certain of the Company's methanol Telecom Backup Power business assets to Chung-Hsin Electric & Machinery Manufacturing Corporation ("CHEM"; http://www.chem.com.tw), a major Taiwanese power equipment company, for a purchase price of up to $6.1 million.

Randy MacEwen, Ballard President and CEO said, "We are pleased to reach agreement on the sale of our methanol Telecom Backup Power business with CHEM, a long-time Ballard partner. We remain confident in the long-term potential for fuel cell systems to effectively serve the backup power needs of telecom operators around the globe. With the addition of these assets, we believe CHEM will be well positioned to become the leading provider of methanol backup power systems to the telecom industry. And, with a stack supply relationship with CHEM, Ballard will continue to enjoy exposure to this intriguing vertical."

Mr. Eric Chiang, Chairman of CHEM added, "We see a significant market opportunity for methanol fuel cell backup power solutions in numerous geographic markets. The methanol fuel cell backup power business built by Ballard includes a strong product, customer list, sales pipeline and ecosystem. In combination with CHEM's extensive telecom industry relationships and local Taiwan and China manufacturing capability, we will now be positioned to accelerate adoption in the telecom backup power market."

The definitive agreement contemplates that CHEM will pay up to $6.1 million for certain assets in Ballard's methanol Telecom Backup Power business, including an upfront payment of $3 million and an additional earnout of up to $3.1 million based on certain sales objectives during a pre-defined earnout period. In addition to the purchase price of up to $6.1 million, CHEM has agreed to purchase fuel cell stacks exclusively from Ballard over the earnout period, with a minimum spend of $2 million.

On closing of the transaction, which is expected during the current calendar quarter, CHEM will receive assets related to the methanol Telecom Backup Power line of business – including intellectual property rights and physical assets such as inventory and related product brands – and will also take on a number of Ballard engineering, sales and service employees involved in this business.

Ballard previously announced that it was conducting a review of strategic alternatives for its methanol Telecom Backup Power business. In parallel to this review, during the first quarter of 2016 Ballard also implemented a cost reduction initiative related primarily to this business.

CHEM has been involved in the Telecom Backup Power market since 2008 and has been a Ballard customer since 2012.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:15e 17-MAY-16